Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

10 August, 2006

RECEIVED
2006 AUG 18 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016150

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 8, 9 and 10 August, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

dlw 8/22

FIDELITY MANAGEMENT RESEARCH CORP'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity Management Research Corp. (FMR) and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On 4 August, 2006 FMR and its direct and indirect subsidiaries were in possession of 2 955 850 KCI Konecranes shares. This holding corresponds to 5.03 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
VIP Cyclical Industries	19 100	0.03
Intl Small Cap Opportunities	734 000	1.23
Select Industrial Equip	58 550	0.10
FA Cyclical Industries Fund	61 700	0.10
Select Cyclical Industries	16 750	0.03
VIP III Mid Cap Portfolio	100	0.00
Fidelity Europe Fund - Canada	147 600	0.25
Dallas Police & Fire T50092	56 900	0.10
Brown & Williamson Sel Intl	23 200	0.04
State of Ct Ret Plan T50251	56 400	0.10
FID Select Intl Equity (T319)	488 900	0.82
Principal Partners Intl T50423	127 600	0.21
Illinois Surs-Sel Intl T50448	25 600	0.04
Caterpillar Inc 401K SI T50578	1 200	0.00
City of Fresno RT SY-SI T50621	2 800	0.00
Select Int SM Cap Coll (T1056)	33 600	0.06
San Diego Retirement (T2193)	65 800	0.11
IBM Select Eafe Canada T2205	104 400	0.18
Ficl Sel Intl SM CP TR T55105	17 300	0.03
Ficl Sel Intl Eqty TR T55106	40 600	0.07
Caterpillar Inc T55207	109 700	0.18
Caterpillar Veba Sel Eur T55257	18 400	0.03
Oregon Invmt CL Sel Int T55271	199 200	0.33
World Bank Select Intl T55274	24 000	0.04
BP Master TR For Emp PP T55275	39 600	0.07
Fid Sel Glbl Eq Tr-Wld T55281	450	0.00
IBM Canada Select Intl T2286	54 000	0.09
CDP Quebec T55293	274 000	0.46
Minnesota SBI Sel Intl T55303	40 400	0.07
Shell Oil Select Intl T55322	32 000	0.05
Bank of Monntreal S Intl T55349	3 500	0.01
Ficl Glbl Asset All EQ-Europe	18 500	0.03
IBM Netherlands-Select Europe	100 000	0.17
TOTAL	2 995 850	5.03

On the basis of a previous announcement, FMR and its direct and indirect subsidiaries were in possession of 4.99 % of the share capital and the voting rights of KCI Konecranes Plc on 27 July, 2006.

KCI Konecranes has a total of 59 513 720 shares. The company has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANE PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 9 600 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 9 August, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 4 800 totalling EUR 29 761 660. The number of shares increased to 59 523 320 shares.

Trading in the new shares will start on or about 11 August, 2006.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 169 200 new shares subscribed for with KCI Konecranes' 1999 B, 2001 A and 2003 B series stock options have been recorded in the Trade Register on 10 August, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 84 600 totalling EUR 29 846 260. The number of shares increased to 59 692 520 shares.

Trading in the new shares will start on or about 11 August, 2006.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has approximately 7,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media